Exhibit 12.1

SAFEWAY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Fiscal Year
	52 Weeks 2010	52 Weeks 2009	53 Weeks 2008	52 Weeks 2007	52 Weeks 2006
Income (loss) before income taxes	$881.2	$(953.3)	$1,504.6	$1,403.6	$1,240.0
Add interest expense	298.5	331.7	358.7	388.9	396.1
Add interest on rental expense (a)	226.8	230.8	239.2	239.7	256.0
(Less) add equity in (earnings) losses of unconsolidated affiliates, net	(15.3)	(8.5)	2.5	(8.7)	(21.1)
Noncontrolling interests	(0.8)	—	—	—	(4.1)

Earnings (loss)	$1,390.4	$(399.3)	$2,105.0	$2,023.5	$1,866.9

Interest expense	$298.5	$331.7	$358.7	$388.9	$396.1
Add capitalized interest	11.0	7.5	12.2	16.0	15.8
Add interest on rental expense (a)	226.8	230.8	239.2	239.7	256.0

Fixed charges	$536.3	$570.0	$610.1	$644.6	$667.9

Ratio of earnings to fixed charges (b)	2.59	NM	3.45	3.14	2.80

(a)	Based on an 8.5% discount factor in 2007 through 2010 and a 10% discount factor in 2006 on the estimated present value of future operating lease payments.
(b)	In 2009, earnings were inadequate to cover fixed charges by approximately $170.7 million.
NM	indicates not meaningful